UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2007

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by OceanFreight Inc. (the “Company”) on December 12, 2007 that describes a vessel acquisition.

EXHIBIT 1

OCEANFREIGHT INC. ANNOUNCES THE ACQUISITION OF TENTH VESSEL AND DIVERSIFICATION INTO TANKER SECTOR

December 12, 2007 - Athens, Greece -  OceanFreight Inc., (NASDAQ:OCNF) a global provider of seaborne transportation services announced the acquisition of its tenth vessel.

The Company announced it acquired a 1993 built 93,723 dwt double-hull Aframax tanker from interests associated with George Economou for $47.25 million, thereby expanding its fleet to ten vessels.

This vessel was delivered to OceanFreight on December 6, 2007 and immediately commenced a new time charter for a period of about three years at a gross daily rate of $27,450 with a major NYSE listed oil company. Cardiff Marine Inc. has been retained as the technical manager of the vessel.

Mr. Kandylidis, the Chief Executive Officer of OceanFreight commented: "I am excited and honored to have the opportunity to lead OceanFreight.

OceanFreight’s stated strategy has been to grow its fleet maximizing its return on investment across all shipping sectors. We will continue to seek period employment for our vessels with staggered charter renewals to provide us with stable and predictable cash flows thereby enabling us to maintain our high dividend policy.

In this context, we are very pleased to announce the acquisition of our tenth vessel which allows us to diversify into the tanker sector and with a transaction that is accretive to cash flow per share. The attractive charter rate we secured and the first class counterparty for this charter are a testament to our ability to capitalize on our commercial contacts, as well as to Cardiff’s track record in operating vessels to the highest industry standards. We are looking forward to a long-lasting relationship with this major oil company.

Our strategy and focus will remain unchanged. We remain committed to expanding our fleet with selective vessel acquisitions with a goal towards enhancing shareholder value.”

About OceanFreight Inc.

OceanFreight, Inc. a global provider of seaborne transportation services through the ownership and operation of vessels in various shipping sectors. The Company owns a fleet of 10 vessels, consisting of 1 Capesize bulk carrier, 8 Panamax bulk carriers and 1 Aframax tanker with a total carrying capacity of approximately 829,804 million deadweight tons.

The Company's shares are listed on the NASDAQ Global Select Market and trades under the symbol "OCNF."

Visit our website at www.oceanfreightinc.com

Contact:

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc., New York

Tel. 212-661-7566

E-mail: oceanfreight@capitallink.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels to us or delay in taking delivery of one or more vessels, default by one or more charterers of our vessels, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in OceanFreight Inc.'s operating expenses, length and number of off-hire periods and dependence on third-party managers, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further discussed in documents filed by OceanFreight Inc. with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  December 12, 2007

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer